    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 1998
                                                   REGISTRATION NO. 333-________
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                  ---------------
                                      FORM S-3
                               REGISTRATION STATEMENT
                                       UNDER
                             THE SECURITIES ACT OF 1933
                                  ---------------
                           TRIANGLE PHARMACEUTICALS, INC.
               (Exact name of Registrant as Specified in Its Charter)




                 DELAWARE                                  56-1930728
     (State or Other Jurisdiction of                    (I.R.S. Employer
       Incorporation or Organization)                  Identification No.)

                                  ---------------

      4 UNIVERSITY PLACE, 4611 UNIVERSITY DRIVE, DURHAM, NORTH CAROLINA, 27707
                                   (919) 493-5980
    (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                     Registrant's Principal Executive Offices)
                                  ---------------
                                DAVID W. BARRY, M.D.
                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           TRIANGLE PHARMACEUTICALS, INC.
                     4 UNIVERSITY PLACE, 4611 UNIVERSITY DRIVE
                            DURHAM, NORTH CAROLINA 27707
                                   (919) 493-5980
      (Name, Address, Including Zip Code, and Telephone Number, Including Area
                            Code, of Agent For Service)
                                  ---------------
                                     COPIES TO:
                              JOHN A. DENNISTON, ESQ.
                                 JOHN R. COOK, ESQ.
                               LANCE S. KURATA, ESQ.
                          BROBECK, PHLEGER & HARRISON LLP
                          550 WEST "C" STREET, SUITE 1300
                            SAN DIEGO, CALIFORNIA 92101
                                   (619) 234-1966
                                  ---------------
          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                                  ---------------
     If only the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                           CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF SECURITIES       AMOUNT TO BE     PROPOSED MAXIMUM OFFERING    PROPOSED MAXIMUM AGGREGATE       AMOUNT OF
        TO BE REGISTERED                 REGISTERED          PRICE PER SHARE (1)          OFFERING PRICE (1)       REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per
share.............................   4,800,000 shares(2)    $11.375                      $54,600,000                  $15,179
-----------------------------------------------------------------------------------------------------------------------------------




(1) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

(2) This Registration Statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of common stock.
                                   ---------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      PRELIMINARY PROSPECTUS--SUBJECT TO COMPLETION, DATED DECEMBER 16, 1998

                           TRIANGLE PHARMACEUTICALS, INC.

                          4,800,000 SHARES OF COMMON STOCK

     This prospectus relates to the public offering, which is not being underwritten, of 4,800,000 shares of our common stock by some of our current stockholders. We will not receive any proceeds from the sale of these shares. These stockholders acquired the shares directly from us in a private placement completed on December __, 1998.

     The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The selling stockholders may also sell the shares to or with the assistance of broker-dealers, who may receive compensation in excess of their customary commissions.

     Our common stock is traded on the Nasdaq National Market under the symbol "VIRS." On December 15, 1998 the last reported sale price of our common stock was $11.75 per share.

                                   ---------------

     The information in this prospectus is not complete and may be changed. The selling stockholders may not sell the common stock covered by this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the common stock and it is not soliciting an offer to buy the common stock in any state where the offer or sale is not permitted.

     THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY SHARES OF COMMON STOCK.

                                   ---------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS DECEMBER 16, 1998

                         WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                        INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1997, including certain information in our Definitive Proxy Statement in connection with our 1998 Annual Meeting of Stockholders;

     2. Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1998, June 30, 1998 and September 30, 1998;

     3. Our Current Report on Form 8-K filed September 11, 1997, as amended on Form 8-K/A filed November 12, 1997;

     4.   Our Current Report on Form 8-K filed April 2, 1998; and

     5. The description of our common stock contained in our Registration Statement on Form 8-A filed October 18, 1996.

     The reports and other document that we file after the date of this prospectus will update and supersede the information in this prospectus.

     You may request a copy of these filings by writing or telephoning us at:
Triangle Pharmaceuticals, Inc., 4 University Place, 4611 University Drive, Durham, North Carolina, 27707, (919) 493-5980, Attn: General Counsel.

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS.   WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU
WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDERS ARE NOT AUTHORIZED TO MAKE AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

     Triangle Pharmaceuticals is our trademark. This prospectus also includes names and trademarks of other companies.

                              FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus may contain forward-looking statements. These statements involve risks and uncertainties. Our actual results could differ materially from those projected in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed in the section entitled "Risk Factors," as well as those discussed elsewhere in this prospectus or in documents incorporated by reference herein. We undertake no obligation to update these forward-looking statements.

                            SUMMARY OF TRIANGLE'S BUSINESS

     We develop new drug candidates primarily in the antiviral area, with a particular focus on therapies for HIV, including AIDS, and the hepatitis B virus. We have an existing portfolio of six licensed drug candidates and one drug candidate for which we have an option to acquire a license. Members of our senior management, prior to joining Triangle, played instrumental roles in developing several leading antiviral therapies. Our goal is to capitalize on our management team's expertise, as well as on advances in virology and immunology, to identify, develop and commercialize new drug candidates that can be used alone or in combination (coactively) to treat serious diseases.

     Treating HIV with coactive therapy has shown significant clinical benefits, including reduced virus levels and increased patient longevity. Triangle was founded based in part on our management team's belief that the prolonged use of coactive therapy will generate demand for new anti-HIV drugs with favorable resistance, compliance and/or tolerance profiles. We believe the use of anti-HIV drugs will increase because:

     - the use of multiple drugs by individual patients on coactive therapy will continue to increase,
     - previously untreated patients will seek medical care as the benefits of coactive therapy become more widely understood, and
     - patient longevity will continue to increase, lengthening the duration of drug therapy.

     We believe that certain other serious diseases, such as hepatitis and cancer, may also be treated effectively with coactive therapy. Although other antiviral therapies are under development and some have been approved, currently the most common treatment for the hepatitis B virus is a single drug, administered by injection. This treatment is not always successful in controlling the virus and is associated with significant side effects. We believe that the hepatitis B virus, like HIV, due to its complexity and demonstrated ability to develop resistance, may be more effectively and safely treated with coactive therapy. Additionally, we believe there is a significant
need to develop drugs for the treatment of cancer.   Many current cancer
treatments provide limited clinical benefits, particularly in those patients with advanced (metastatic) disease.

     We are developing the following drug candidates which we believe have the potential to become valuable tools in the coactive treatment of serious diseases:



---------------------------------------------------------------------------------------------
  DRUG CANDIDATES*          INDICATION           STATUS(1,2)                TERRITORY(3)
---------------------------------------------------------------------------------------------
 MKC-442             HIV                      Pivotal Phase II/III   Worldwide, except Japan
---------------------------------------------------------------------------------------------
 FTC                 HIV                      Phase II/III           Worldwide
                     Hepatitis B Virus        Phase I/II             Worldwide
---------------------------------------------------------------------------------------------
 Alanosine           Brain, Lung and other    Pilot Phase II         Worldwide
                       Cancers
---------------------------------------------------------------------------------------------
 DMP-450             HIV                      Phase I(4)             Worldwide
---------------------------------------------------------------------------------------------
 DAPD                HIV and Hepatitis B      IND(5)                 Worldwide
                       Virus
---------------------------------------------------------------------------------------------
 L-FMAU              Hepatitis B Virus        Preclinical            Worldwide, except Korea
---------------------------------------------------------------------------------------------
 2-CdAP              Psoriasis                Phase I/II(6)          Worldwide
---------------------------------------------------------------------------------------------



(1) Neither the FDA nor any foreign regulatory agencies have approved our drug candidates for commercial sale.

(2) "Preclinical" means that we are testing a drug candidate for safety and potency in animal or laboratory models. "Phase I" means that we are testing a drug candidate for preliminary indications of safety and tolerance in a limited number of patients or volunteers. "Phase I/II" means that we are testing a drug candidate for safety, tolerance and preliminary indications of efficacy in a limited number of patients. "Phase II" means that we are testing a drug candidate for safety, efficacy and, in some cases, optimal dosage in a limited number of patients. "Phase II/III" means that we are testing a drug candidate for safety and efficacy in an expanded number of patients at geographically dispersed clinical sites. "Pivotal" means that we are conducting expanded clinical studies intended to support a submission for regulatory approval of a drug candidate. "Pilot" means that we are conducting a clinical trial with a small number of patients.

(3) Indicates the geographic territory in which we have licensed, or have an option to acquire a license to, the right to commercialize the particular product. We have licensed all drug candidates except alanosine, for which we have acquired an option to obtain a license. Our ability to commercialize products in each country in the licensed territory may be limited by proprietary rights of third parties other than our licensors.

(4) As we disclosed in our Annual Report on Form 10-K for the year ended December 31, 1997, the FDA placed DMP-450 on clinical hold in October 1997 because of electrocardiographic abnormalities experienced by some animals exposed to extremely high doses of DMP-450. After discussions with the FDA, in January 1998 we initiated a Phase I pharmacokinetic study for DMP-450 in the United States which we have completed. At approximately the same time, we initiated a Phase I safety and tolerance study in Europe to determine whether we could observe any electrocardiographic abnormalities in humans (when steady-state blood levels of DMP-450 were reached (i.e., 3 days)) with doses at or above those planned in efficacy studies. We have completed this Phase I study and we did not observe any such abnormalities. We plan to initiate Phase II combination studies in Europe in early 1999. The initiation of potential efficacy studies in the United States awaits the outcome of further discussions with the FDA, where DMP-450 remains on partial clinical hold.

(5) An Investigational New Drug Application for DAPD filed with the FDA became effective in November 1998. We plan to commence a Phase I/II clinical study with DAPD in the treatment of HIV in late 1998 or early 1999. We also plan to initiate clinical studies with DAPD in the treatment of the hepatitis B virus during 1999.

(6) As we disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 1998, we have decided to limit the current support of 2-CdAP to focus financial and human resource support on those drug candidates which we believe have the greatest potential. Should circumstances change, we may invest in the further development of 2-CdAP in the future.

(*) For a more detailed discussion of our drug candidates, see Item I - "Business--Product Development Programs" in our most recent Annual
Report on Form 10-K. As we disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 1998, we recently discontinued development activities with two of our former drug candidates, Acyclovir Monophosphate and CS-92.


     The FDA has notified us that two of our drug candidates, MKC-442 and FTC for the treatment of HIV, qualify for designation as "fast track" products under provisions of the Food and Drug Administration Modernization Act of 1997. The fast track provisions are designed to expedite the review of new drugs intended to treat serious or life-threatening conditions and essentially codified the criteria previously established by the FDA for accelerated approval. We believe that some of our other drug candidates may also meet the fast track criteria.
We may be able to commercialize any of our drug candidates which meet these criteria in a shorter time period than has historically been required for drugs that do not meet the criteria for expedited review. We cannot assure you, however, that any of our drug candidates will qualify or continue to qualify for expedited review or be approved in a time period that is shorter than other drugs that do not qualify for this review.

     We do not intend to engage in basic drug discovery, thereby avoiding much of the significant investment of time and capital that is generally required before a compound is identified and brought to clinical trials. We intend to use our expertise to perform internally what we believe are the most critical aspects of the drug development process, such as the design of clinical trials and the optimization of drug synthesis. We out-source many aspects of our clinical trials and the manufacture of drug substance to carefully selected third parties.

     Although we currently have no sales force, we believe that the high concentration of major prescribers of anti-HIV and cancer therapies in the United States will enable us to promote most drug candidates that we successfully develop to these prescribers through a small, direct sales force. Outside of the United States, we currently intend to promote any drug candidates that we successfully develop primarily through arrangements or collaborations with third parties. As part of the ordinary course of our business, we consider arrangements or collaborations with third parties to market and/or sell products we develop outside of the United States. We may not, however, enter into any such arrangements or collaborations on satisfactory terms and any such arrangements or collaborations we enter into may not be successful.

     We have not generated any revenue and, therefore, are a development stage company. We do not expect to have any revenue before the year 2000. We may never achieve profitable operations or generate positive cash flow.

     Triangle was incorporated in Delaware in July 1995. Our principal executive offices are located at 4 University Place, 4611 University Drive, Durham, North Carolina 27707, and our telephone number is (919) 493-5980. References in this prospectus to "Triangle," "we," "our" or "us" are to Triangle Pharmaceuticals, Inc. and our wholly-owned subsidiary, Avid Corporation, a Pennsylvania corporation.

                                     RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND UNCERTAINTIES BEFORE DECIDING TO PURCHASE SHARES OF OUR COMMON STOCK. AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. THE TERMS "WE," "OUR" AND "US" REFER TO TRIANGLE.

EARLY STAGE COMPANY; RISK OF UNSUCCESSFUL PRODUCT DEVELOPMENT

     We formed our company in July 1995 and we have only a limited operating history for you to review in evaluating our business. In addition, many of our drug candidates are at an early stage of development and all of our drug candidates will require expensive and lengthy testing and regulatory clearances. None of our drug candidates have been approved by regulatory authorities. We do not expect any of our drug candidates to be commercially available before the year 2000. There are many reasons that we may fail in our efforts to develop our drug candidates, including the possibility that:

     - our drug candidates will be ineffective, toxic or will not receive regulatory clearances,
     - our drug candidates will be too expensive to manufacture or market or will not achieve broad market acceptance,
     - third parties will hold proprietary rights that will preclude us from marketing our drug candidates, or
     -    third parties will market equivalent or superior products.

     The success of our business depends upon our ability to successfully develop and market our drug candidates.

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE PROFITABILITY

     We have incurred losses since our inception. At September 30, 1998, our accumulated deficit was approximately $95.8 million. Our historical costs relate primarily to the acquisition and development of our drug candidates and general and administrative costs. We have not generated any revenue to date and do not expect to do so before the year 2000. In addition, we expect annual losses to increase over the next several years as we expand our drug development efforts. To become profitable, we must successfully develop and obtain regulatory approval for our drug candidates and effectively manufacture, market and sell any products we develop. We may never generate significant revenues or achieve profitable operations.

OUR NEED FOR FUTURE CAPITAL; UNCERTAINTY OF ADDITIONAL FUNDING

     Our drug development programs require substantial capital expenditures, including expenses for preclinical testing, chemical synthetic scale-up, manufacture of drug substance for clinical trials and toxicology studies, clinical trials of drug candidates and payments to our licensors. Our future capital needs will depend on many factors, including:

     -    the progress and magnitude of our drug development programs,
     -    the scope and results of preclinical testing and clinical trials,
     -    the cost, timing and outcome of regulatory reviews,
     - the costs under license and option agreements for our drug candidates (including the costs of obtaining patent protection for our drug candidates),
     -    the costs of acquiring any additional drug candidates,
     -    the rate of technological advances,
     -    the commercial potential of our drug candidates,
     -    the magnitude of our administrative and legal expenses,
     -    the costs of establishing sales and marketing functions, and
     -    the costs of establishing third party arrangements for manufacturing.

     We expect our capital requirements to increase significantly.

     We have incurred negative cash flow from operations since we began our company and do not expect to generate positive cash flow to fund our operations for at least the next several years. Accordingly, we will need additional future financings to fund our operations. We may not be able to obtain adequate financing to fund our operations, and any additional financing we obtain may be on terms that are not favorable to us. In addition, any additional financings could substantially dilute our stockholders. If adequate funds are not available, we will be required to delay, reduce or eliminate one or more of our drug development programs, or to enter into collaborative arrangements on terms that are not favorable to us. These collaborative arrangements could result in the transfer to third parties of rights that we consider valuable. In addition, we often consider the acquisition of technologies and drug candidates that would increase our capital requirements. Our inability to meet our capital requirements would adversely affect our business.

UNCERTAINTIES RELATED TO CLINICAL TRIALS

     To obtain regulatory approvals needed for the sale of our drug candidates, we must demonstrate through preclinical testing and clinical trials that each product is safe and effective. The clinical trials process is complex and uncertain. Positive results from preclinical testing and early clinical trials do not ensure positive results in pivotal clinical trials. Many companies in our industry have suffered significant setbacks in pivotal clinical trials, even after promising results in earlier trials. Any of our drug candidates may produce undesirable side effects in humans. These side effects could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a drug candidate. These side effects could also result in the United States Food and Drug Administration ("FDA") or foreign regulatory authorities refusing to approve the drug candidate for any and all targeted indications. We, the FDA or foreign regulatory authorities may suspend or terminate clinical trials at any time if we or they believe the trial participants face unacceptable health risks. Clinical trials may not demonstrate that our drug candidates are safe or effective.

     Clinical trials are lengthy and expensive. They require adequate supplies of drug substance and sufficient patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial. Delays in patient enrollment can result in increased costs and longer development times. Even if we successfully complete clinical trials, we may not be able to file any required regulatory submissions in a timely manner and we may not receive regulatory approval for the drug candidate. Our failure to successfully complete clinical trials and obtain regulatory approvals will adversely affect our business.

UNCERTAINTY OF PATENTS; DEPENDENCE ON PATENTS, LICENSES AND PROPRIETARY RIGHTS

     Our success will depend on our ability and the ability of our licensors to obtain and maintain patents and proprietary rights for our drug candidates and to avoid infringing the proprietary rights of others, both in the United States and in foreign countries. We have no patents in our own name and we have only five patent applications of our own pending (one of which is a joint application with co-inventors from another institution). We have, however, licensed or we have an option to license patents, patent applications and other proprietary rights from third parties for each of our drug candidates. If we breach our licenses, we may lose rights to important technology and drug candidates.

     Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or have in-licensed. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or in-license, and rights we receive under those patents may not provide competitive advantages to us. Further, the manufacture, use or sale of our products or processes may infringe the patent rights of others.

     Several pharmaceutical and biotechnology companies, universities and research institutions have filed patent applications or received patents that cover our technologies or technologies similar to ours. Others have filed patent applications and received patents that conflict with patents or patent applications we have in-licensed, either by claiming the same methods or compounds or by claiming methods or compounds that could dominate those licensed to us. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our drug candidates.
For example, United States patent applications are confidential while pending in the Patent and Trademark Office ("PTO"), and patent applications filed in foreign countries are often first published six months or more after filing. Any conflicts resulting from third party patent applications and patents could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If other companies obtain patents with conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. We may not be able to obtain any such license on acceptable terms or at all.
Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our drug candidates, which would adversely affect our business.

     There are significant risks regarding the patent rights of two of our in-licensed drug candidates. We may not be able to commercialize FTC or DAPD for HIV and/or the hepatitis B virus ("HBV") due to patent rights held by third parties other than our licensors. Third parties have filed numerous patent applications and have received numerous issued patents in the United States and many foreign countries that relate to these drug candidates and their use alone or coactively to treat HIV and HBV. As a result, our patent position regarding the use of FTC and DAPD to treat HIV and/or HBV is highly uncertain and involves numerous complex legal and factual questions that are unknown or unresolved. If any of these questions is resolved in a manner that is not favorable to us, we would not have the right to commercialize FTC and/or DAPD in the absence of a license from one or more third parties, which may not be available on acceptable terms or at all. In addition, even if any of these questions is favorably resolved, we may still attempt to obtain licenses from one or more third parties to reduce or eliminate the risks relating to some or all of these matters. Such licenses may not be available on acceptable terms or at all. Our inability to commercialize either of these drug candidates could adversely affect our business.

     FTC

     FTC belongs to the same general class of nucleosides as 3TC. In the United States, the FDA has approved 3TC for the treatment of HBV and for use in combination with AZT for the treatment of HIV. Regulatory authorities have approved 3TC for the treatment of HBV in several other countries and for use in combination with other nucleoside analogues for the treatment of HIV in a number of other countries. Glaxo Wellcome plc ("Glaxo") currently sells 3TC for the treatment of HIV and HBV under a license agreement with BioChem Pharma Inc. ("BioChem Pharma"). We obtained rights to purified forms of FTC under a license from Emory University ("Emory"). In 1990 and 1991, Emory filed in the United States and thereafter in numerous foreign countries patent applications with claims to compositions of matter and methods to treat HIV and HBV with FTC. In 1991, Yale University ("Yale") filed in the United States patent applications on FTC and its use to treat HBV, and subsequently licensed its rights under those patent applications to Emory. Our license arrangement with Emory includes all rights to FTC and its uses claimed in the Yale patent applications.

     HIV. Emory received a United States patent in 1993 covering a method to treat HIV with FTC. In September 1998, Emory received United States and European patents containing composition of matter claims for FTC. BioChem Pharma filed a patent application in the United States in 1989 and received a patent in 1991 covering a group of nucleosides in the same general class as FTC, but which did not include FTC. BioChem Pharma filed foreign patent applications in 1990 which expanded upon its 1989 United States patent application to include FTC among a large class of nucleosides. The foreign patent applications are pending in many countries and have issued in a number of countries with claims directed to FTC and its use to treat HIV. In addition, BioChem Pharma filed a United States patent application in 1991 specifically directed to a purified form of FTC that exhibits advantageous properties for the treatment of HIV. BioChem Pharma has received two patents in the United States based on this patent application, one directed to the purified form of FTC and the other directed to a method for treating antiviral diseases with the purified form of FTC. The PTO has declared an interference between the latter BioChem Pharma patent and a patent application filed by Emory. Emory may not prevail in the interference proceeding, and the interference proceeding may also delay the decision of the PTO regarding Emory's patent application. BioChem Pharma also filed patent applications in many foreign countries based upon its 1991 United States patent application and has received patents in certain countries. BioChem Pharma may have additional patent applications pending in the United States.

     In the United States, the first to invent a technology is entitled to patent protection on that technology. For patent applications filed prior to January 1, 1996, United States patent law provides that a party who invented a technology outside the United States is deemed to have invented the technology on the earlier of the date it introduced the invention in the United States or the date it filed its patent application. In a recent filing with the SEC, BioChem Pharma stated that it conducts substantially all of its research activities outside the United States. BioChem Pharma also stated that it considers this to be a disadvantage in obtaining United States patents as compared to companies that mainly conduct research in the United States. We do not know whether Emory or BioChem Pharma was the first to invent the technology claimed in their respective United States patent applications or patents. We also do not know whether BioChem Pharma invented the technology disclosed in its patent applications in the United States or introduced that technology in the United States before the date of its patent applications.

     In foreign countries, the first party to file a patent application on a technology, not the first to invent the technology, is entitled to patent protection on that technology. We believe that Emory filed patent applications disclosing FTC as a useful anti-HIV agent in many foreign countries before BioChem Pharma filed its foreign patent applications on that technology. However, BioChem Pharma has received patents in several foreign countries. In addition, BioChem Pharma has filed patent applications on FTC and its uses in certain countries in which Emory did not file patent applications. Emory has opposed or otherwise challenged patent claims on FTC granted to BioChem Pharma in Australia, Japan and Norway. Emory may not initiate opposition proceedings in any other countries or be successful in any foreign proceeding attempting to prevent the issuance of, revoke or limit the scope of patents issued to BioChem Pharma. BioChem Pharma has opposed patent claims on FTC granted to Emory in Japan and Australia. BioChem Pharma may make additional challenges to Emory patents or patent applications, which Emory may or may not succeed in defending. Our sales of FTC for the treatment of HIV may be held to infringe United States and foreign patent rights of BioChem Pharma. Under the patent laws of most countries, a product can be found to infringe a third party patent either if the third party patent expressly covers the product or method of treatment using the product, or if the third party patent covers subject matter that is substantially equivalent in nature to the product or method, even if the patent does not expressly cover the product or method. If it is determined that the sale of FTC for the treatment of HIV infringes a BioChem Pharma patent, we would not have the right to make, use or sell FTC for the treatment of HIV in one or more countries in the absence of a license from BioChem Pharma. We may be unable to obtain such a license from BioChem Pharma on acceptable terms or at all.

     HBV. Burroughs Wellcome Co. ("Burroughs Wellcome") filed patent applications in March 1991 and May 1991 in Great Britain on a method to treat HBV with FTC. Burroughs Wellcome filed similar patent applications in other countries, which we believe includes the United States. Glaxo subsequently acquired Burroughs Wellcome's rights under those patent applications. Those patent applications were filed in all foreign countries prior to the date Emory filed its patent application on the use of FTC to treat HBV. Burroughs Wellcome's foreign patent applications, therefore, have priority over those filed by Emory. In July 1996, Emory instituted litigation against Glaxo in the United States District Court to obtain ownership of the patent applications filed by Burroughs Wellcome, alleging that Burroughs Wellcome converted and misappropriated Emory's invention and property and that an Emory employee is the inventor or a co-inventor of the subject matter covered by the Burroughs Wellcome patent applications. If Emory fails to establish ownership rights, we will not be able to make, use or sell FTC for the treatment of HBV in countries in which Glaxo receives patents without a license from Glaxo. If Emory establishes only co-ownership rights (and not sole ownership) to these patents and patent applications, laws in Europe, Korea and perhaps other countries could prohibit Emory from licensing any co-owned patent rights without Glaxo's consent. We may be unable to obtain such a license on acceptable terms or at all.

     BioChem Pharma filed a patent application in May 1991 in Great Britain also directed to a method to treat HBV with FTC. BioChem Pharma filed similar patent applications in other countries. In January 1996, BioChem Pharma received a patent in the United States. The PTO has declared an interference between the BioChem Pharma patent and a patent application filed by Yale. Yale licensed all of its rights relating to FTC and its uses claimed in this patent application to Emory, which subsequently licensed these rights to us. Yale may not prevail in the interference proceeding, and the proceeding may delay the decision of the PTO regarding Yale's patent application. In addition, the PTO may declare interference proceedings with respect to other patent applications filed by Emory, Burroughs Wellcome's patent application and BioChem Pharma's issued United States patent. Emory may not pursue or succeed in any such proceedings. We will not be able to sell FTC for the treatment of HBV in the United States unless a United States court or administrative body determines that the BioChem Pharma patent is invalid or unless we obtain a license from BioChem Pharma. We may be unable to obtain such a license on acceptable terms or at all. In July 1991, BioChem Pharma received a United States patent on the use of 3TC to treat HBV and has corresponding patent applications pending or issued in foreign countries. If it is determined that the use of FTC to treat HBV is not substantially different from the use of 3TC to treat HBV, a court could hold that the use of FTC to treat HBV infringes these BioChem Pharma 3TC patents.

     In addition, BioChem Pharma has filed in the United States and foreign countries several patent applications on manufacturing methods relating to a class of nucleosides that includes FTC, from which BioChem Pharma has received several patents in the United States and many foreign countries. If we use a manufacturing method that is covered by patents issued on any of these applications, we will not be able to manufacture FTC without a license from BioChem Pharma. We may not be able to obtain such a license on acceptable terms or at all.

     DAPD

     We obtained our rights to DAPD under a license from Emory and the University of Georgia Research Foundation, Inc. ("UGARF"). Our rights to DAPD include five issued United States patents that cover composition of matter, a method for the synthesis of DAPD, and methods for the use of DAPD alone or in combination with certain other anti-HBV agents for the treatment of HBV. We also have rights to several foreign patents that cover methods for the use of DAPD alone or in combination with certain other anti-HBV agents for the treatment of HBV. Additional United States and foreign patent applications are pending which contain claims for the use of DAPD to treat HIV. Emory and UGARF filed patent applications claiming these inventions in the United States in 1990 and 1992. BioChem Pharma filed a patent application in the United States in 1988 on a group of nucleosides in the same general class as DAPD and their use to treat HIV, and has filed corresponding patent applications in foreign countries. The PTO issued a patent to BioChem Pharma in 1993 covering a class of nucleosides that includes DAPD and its use to treat HIV. Corresponding patents have been issued to BioChem Pharma in many foreign countries. Emory has filed an opposition to BioChem Pharma's granted patent application in the European Patent Office based, in part, upon Emory's assertion that BioChem Pharma's patent does not disclose how to make DAPD. Emory has informed us that it intends to challenge BioChem Pharma's patents and patent applications in other countries. Patent claims granted to Emory on a portion of the DAPD technology by the Australian Patent Office have been opposed by BioChem Pharma. We cannot assure you that a court or administrative body would invalidate BioChem Pharma's patent claims. Further, a sale of DAPD by us may infringe BioChem Pharma's patents. If Emory, UGARF and we do not challenge, or are not successful in any challenge to, BioChem Pharma's issued patents or pending patent applications (or patents that may issue from such applications), we will not be able to manufacture, use or sell DAPD in the United States and any foreign countries in which BioChem Pharma receives a patent without a license from BioChem Pharma. We may not be able to obtain such a license from BioChem Pharma on acceptable terms or at all.

     With respect to any of our drug candidates, litigation, opposition and interference proceedings, including the currently pending proceedings, could result in substantial costs to us. We expect the costs of the currently pending proceedings to increase significantly during the next several years. We anticipate that additional litigation and/or proceedings will be necessary or may be initiated to enforce any patents we own or in-license, or to determine the scope, validity and enforceability of other parties' proprietary rights and the priority of an invention. Any of these activities could result in substantial costs and/or delays to us. The outcome of any of these proceedings may significantly affect our drug candidates and technology. United States patents carry a presumption of validity and generally can be invalidated only through clear and convincing evidence. As indicated above, the PTO has already declared two interferences in connection with the FTC technology. We cannot assure you that a court or administrative body would hold our in-licensed patents valid or would find an alleged infringer to be infringing. Further, the license and option agreements with Emory, UGARF, The Regents of the University of California (the "Regents"), The DuPont Merck Pharmaceutical Company ("DuPont Merck") and Mitsubishi Chemical Corporation ("Mitsubishi") provide that each of these licensors is primarily responsible for any patent prosecution activities, such as litigation, interference, opposition or other actions, for the technology licensed to us. These agreements also provide that in general we are required to reimburse these licensors for the costs they incur in performing these activities. Similarly, Yale and UGARF, the licensors of L-FMAU to Bukwang Pharm. Ind. Co., Ltd. ("Bukwang"), are primarily responsible for patent prosecution activities with respect to L-FMAU at our expense. As a result, we generally do not have the ability to institute or determine the conduct of any such patent proceedings unless our licensors elect not to institute or to abandon such proceedings. If our licensors elect to institute and prosecute patent proceedings, our rights will depend in part upon the manner in which these licensors conduct the proceedings. In any proceedings they elect to initiate and maintain, these licensors may not vigorously pursue or defend or may decide to settle such proceedings on terms that are unfavorable to us. An adverse outcome of these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology, any of which could adversely affect our business. Moreover, the mere uncertainty resulting from the initiation and continuation of any technology related litigation or interference proceeding could adversely affect our business pending resolution of the disputed matters.

     We also rely on unpatented trade secrets and know-how to maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with employees, consultants and others. These parties may breach or terminate these agreements, and we may not have adequate remedies for any breach. Our trade secrets may also be independently discovered by competitors. We rely on certain technologies to which we do not have exclusive rights or which may not be patentable or proprietary and thus may be available to competitors. We have filed an application for, but have not obtained, a trademark registration for our corporate name and our logo. Several other companies use trade names that are similar to our name for their businesses. If we are unable to obtain any licenses that may be necessary for the use of our corporate name, we may be required to change our name. Our management personnel were previously employed by other pharmaceutical companies. The prior employers of these individuals may allege violations of trade secrets and other similar claims relating to their drug development activities for us.

EXTENSIVE GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

     The FDA and foreign regulatory authorities require rigorous preclinical testing, clinical trials and other approval procedures for human pharmaceutical products. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of pharmaceutical products.
The requirements vary widely from country to country, and the time required to complete preclinical testing and clinical trials and to obtain regulatory approvals is uncertain. We expect the process of obtaining these approvals and complying with appropriate government regulations to be time consuming and expensive. If we replace a drug candidate in preclinical testing and/or clinical trials with a modified drug candidate, it may extend the development period. In addition, if the FDA or similar foreign regulatory authorities require additional clinical trials, we could face increased costs and significant development delays. Changes in regulatory policy or additional regulations adopted during product development and regulatory review of information we submit could also result in delays or rejections. The FDA has notified us that two of our drug candidates, MKC-442 and FTC for the treatment of HIV, qualify for designation as "fast track" products under provisions of the Food and Drug Administration Modernization Act of 1997. The fast track provisions are designed to expedite the review of new drugs intended to treat serious or life-threatening conditions and essentially codified the criteria previously established by the FDA for accelerated approval. These drug candidates may not, however, continue to qualify for expedited review and our other drug candidates may fail to qualify for expedited review. Even though some of our drug candidates have qualified for expedited review, the FDA may not approve them at all or any sooner than other drug candidates that do not qualify for expedited review. Further, any approval may require postmarketing studies or other conditions. Even after substantial time and expenditures, our drug candidates may not receive marketing approval on a timely basis or at all. If we are unable to demonstrate the safety and effectiveness of our drug candidates to the satisfaction of government authorities, our business will be adversely affected.

     Even if our products receive regulatory approval, we may still face difficulties in marketing and manufacturing those products. The approval of any of our drug candidates may limit the indicated uses of the drug candidate. A marketed product, its manufacturer and the manufacturer's facilities are subject to continual review and periodic inspections. The discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. The failure to comply with applicable regulatory requirements can, among other things, result in:

     -    fines,
     -    suspended regulatory approvals,
     -    refusal to approve pending applications,
     -    refusal to permit exports from the United States,
     -    product recalls,
     -    seizure of products,
     -    injunctions,
     -    operating restrictions, and
     -    criminal prosecutions.

     Governmental regulation may significantly delay the marketing of our products, prevent such marketing altogether, impose costly requirements on our activities or provide our competitors with an advantage in the market. Adverse clinical results by others could negatively impact the development and approval of our drug candidates.

Some of our drug candidates are intended for use as coactive (i.e., combination) therapy with one or more other drugs, and adverse safety, effectiveness or regulatory developments in connection with such other drugs will also have an adverse effect on our business. A delay in obtaining or failure to obtain regulatory approvals for any of our drug candidates will have an adverse effect on our business. We cannot predict the adverse effects that future government regulations may have on our business.

     We are also subject to various federal, state and local laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our development work.

HIGHLY COMPETITIVE INDUSTRY; RISK OF TECHNOLOGICAL CHANGE

     We are engaged in segments of the drug industry that are highly competitive and rapidly changing. Any of our current drug candidates that we successfully develop will compete with numerous existing therapies. In addition, many companies are pursuing novel drugs that target the same diseases we are targeting. We believe that a significant number of drugs are currently under development and will become available in the future for the treatment of HIV, HBV and cancer. We anticipate that we will face intense and increasing competition as new products enter the market and advanced technologies become available. Our competitors' products may be more effective, or more effectively marketed and sold, than any of our products. Competitive products may render our products obsolete or noncompetitive before we can recover the expenses of developing and commercializing our products. Furthermore, the development of a cure or new treatment methods for the diseases we are targeting could render our drug candidates noncompetitive, obsolete or uneconomical. Many of our competitors:

     - have significantly greater financial, technical and human resources than we have and may be better equipped to develop, manufacture and market products,
     - have extensive experience in preclinical testing and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products,
     - have products that have been approved or are in late stage development and operate large, well-funded research and development programs.

     Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Academic institutions, governmental agencies and other public and private research organizations are also becoming increasingly aware of the commercial value of their inventions and are more actively seeking to commercialize the technology they have developed.

     If we successfully develop and obtain approval for our drug candidates, we will face competition based on the safety and effectiveness of our products, the timing and scope of regulatory approvals, the availability of supply, marketing and sales capability, reimbursement coverage, price, patent position and other factors. Our competitors may develop or commercialize more effective or more affordable products, or obtain more effective patent protection, than we do. Accordingly, our competitors may commercialize products more rapidly or effectively than we do, which could hurt our competitive position and negatively impact our business.

RISKS RELATED TO LICENSE AND OPTION AGREEMENTS

     We have in-licensed or obtained an option to in-license our drug candidates pursuant to agreements with our licensors. These agreements permit our licensors to terminate the agreements under certain circumstances, such as our failure to achieve certain development milestones or the occurrence of an uncured material breach by us. The termination of any of these agreements could result in the loss of our rights to a drug candidate. Upon termination of most of our license agreements, we are required to return the licensed technology to our licensors. In addition, most of these agreements provide that our licensors are primarily responsible for any patent prosecution activities, such as litigation, interference, opposition or other actions, for the technology licensed to us. These agreements also provide that in general we are required to reimburse our licensors for the costs they incur in performing these activities. We believe that these costs as well as other costs under our license and option agreements will be substantial and may increase significantly during the next several years. Our inability or failure to pay any of these costs with respect to any drug candidate could result in the termination of the license or option agreement for such drug candidate. Any such termination could have an adverse effect on our business.

LACK OF MANUFACTURING CAPABILITIES

     We do not have any internal manufacturing capacity and we rely on third party manufacturers for the manufacture of all of our clinical trial material. We plan to expand our existing relationships or to establish relationships with additional third party manufacturers for products that we successfully develop. We may be unable to establish or maintain relationships with third party manufacturers on acceptable terms, and third party manufacturers may be unable to manufacture products in commercial quantities on a cost effective basis. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and commercialize products on a timely and competitive basis. Further, third party manufacturers may encounter manufacturing or quality control problems in connection with the manufacture of our products and may be unable to maintain the necessary governmental licenses and approvals to continue manufacturing our products. Our business could be adversely affected if we fail to establish or maintain relationships with third parties for our manufacturing requirements on acceptable terms.

LACK OF SALES AND MARKETING CAPABILITIES

     We will have to develop a sales force or rely on arrangements with third parties for the marketing, distribution and sale of any products we develop.
Any such third parties may have significant control over important aspects of the commercialization of our products, including market identification, marketing methods, pricing, composition of sales force and promotional activities. We will also be unable to prevent any third party from pursuing alternative products that could result in the development of products that compete with our products and the withdrawal of support for our programs. We will have little if any control over the amount and timing of resources that any third party may devote to our products. We currently intend to use a direct sales force in the United States and arrangements with third parties outside the United States to market most of the drug candidates that we develop successfully. We may be unable to establish marketing or sales capabilities or to make arrangements with third parties to perform those activities on favorable terms. Further, any internal capabilities or third party arrangements may not be successful.

DEPENDENCE ON THIRD PARTIES FOR DEVELOPMENT AND ACQUISITION OF DRUG CANDIDATES

     We have engaged and intend to continue to engage third party contract research organizations and other third parties ("CROs") to help us develop our drug candidates. Although we have designed the clinical trials for our drug candidates, the CROs have conducted many of the clinical trials. As a result, many important aspects of our drug development programs have been and will continue to be outside our direct control. In addition, there is a risk that the CROs will not perform all of their obligations under arrangements with us. If the CROs do not perform clinical trials in a satisfactory manner or breach their obligations to us, the development and commercialization of any drug candidate may be delayed or precluded. We do not intend to engage in drug discovery. Our strategy for obtaining additional drug candidates is to utilize the relationships of our management team and Scientific Advisory Board to identify drug candidates for in-licensing from companies, universities, research institutions and other organizations. We may not succeed in acquiring additional drug candidates on acceptable terms or at all.

DEPENDENCE ON KEY EMPLOYEES

     We are highly dependent on our senior management and scientific staff, including Dr. David Barry, our Chairman and Chief Executive Officer. Except for Dr. Barry, we have not entered into non-competition agreements with any of our personnel. The loss of the services of any member of our senior management or scientific staff may significantly delay or prevent the achievement of product development and other business objectives. Our ability to attract and retain qualified personnel, consultants and advisors is critical to our success. In order to pursue our drug development programs and marketing plans, we will need to hire additional qualified scientific and management personnel. Competition for qualified individuals is intense and we face competition from numerous pharmaceutical and biotechnology companies, universities and other research institutions. We may be unable to attract and retain these individuals, and our failure to do so would have an adverse effect on our business. In addition, we rely on members of our Scientific Advisory Board for assistance in formulating our drug development strategy. All of the members of the Scientific Advisory Board are employed by other employers and any such member may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.

UNCERTAINTY OF HEALTH CARE REFORM MEASURES AND THIRD PARTY REIMBURSEMENT

     The efforts of governments and third party payors to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies. A number of legislative and regulatory proposals to change the health care system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on drug pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts may have on our business, the announcement and/or adoption of such proposals or efforts could have an adverse effect on our profit margins and financial condition. Sales of prescription drugs depend significantly on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. These third party payors frequently require that drug companies give them predetermined discounts from list prices, and they are increasingly challenging the prices charged for medical products and services. If we succeed in bringing one or more products to the market, these products may not be considered cost effective and reimbursement to the consumer may not be available or sufficient to allow us to sell our products on a competitive basis.

NO ASSURANCE OF MARKET ACCEPTANCE

     Our success will depend on the market acceptance of any products we develop. The degree of market acceptance will depend upon a number of factors, including the receipt and scope of regulatory approvals, the establishment and demonstration in the medical community of the safety and effectiveness of our products and their potential advantages over existing treatment methods, and reimbursement policies of government and third party payors. Physicians, patients, payors or the medical community in general may not accept or utilize any product that we may develop.

UNCERTAINTY OF YEAR 2000 COMPLIANCE

     The Year 2000 issue is the result of date-sensitive devices, systems and computer programs that use a two digit rather than a four digit recognition system to define an applicable year. We have initiated a program and task force to assess the Year 2000 compliance of our systems and the systems of our key business vendors. We have inventoried and assessed our significant internal information and operation systems, and we are replacing or modifying those portions of our software, hardware and other equipment which we have determined are non-compliant. We anticipate that we will complete the required changes to our critical internal systems by March 31, 1999, and that we will complete the testing and verification of these modified systems by June 30, 1999. We plan to complete the testing and verification of all other significant internal systems by September 30, 1999. Accordingly, we expect that the Year 2000 issue will not pose significant operational problems for our internal systems and equipment. If, however, we are unable to fix any technologies with this two digit recognition system that we use, we could experience system failures or miscalculations causing disruption of operations, including the temporary inability to process transactions or conduct normal business activities in the new millennium.

     We are also assessing our key business vendors' Year 2000 compliance. We have requested information from these vendors regarding their compliance efforts and written assurances of their Year 2000 compliance. We currently plan to complete our risk assessments, readiness evaluations and action and contingency plans related to these vendors by June 30, 1999. However, it is extremely difficult to assess the likelihood of these third parties' Year 2000 compliance or the impact their noncompliance may have on our operations. If we fail to implement successfully our Year 2000 compliance plan, our business could be adversely affected. In addition, significant delays or unanticipated Year 2000 issues with key business vendors could have an adverse effect on the development of our drug candidates and our financial condition.

RISKS RELATING TO COACTIVE THERAPY

     Our success will depend significantly on the market acceptance of coactive therapy for the treatment of HIV in the United States and Europe and for the treatment of HBV in developing areas of the world, particularly Asia. Present coactive treatment regimens for the treatment of HIV are expensive (published reports indicate the cost per patient per year can exceed $13,000), and may increase as new combinations are developed. These costs have resulted in limitations in the reimbursement available from third party payors for the treatment of HIV infection, and we expect that reimbursement pressures will continue in the future. If coactive therapy gains acceptance as a method to treat HBV infection, treatment regimens are also likely to be expensive. We expect that even the cost of monotherapy for HBV will be considered expensive in developing countries where HBV is most prevalent. Any failure of coactive therapy to achieve significant market acceptance for the treatment of HIV or HBV could adversely affect our business.

LIMITED PRODUCT LIABILITY INSURANCE; INSURANCE RISKS

     Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of drug products and we may face product liability claims in the future. We currently have only limited product liability insurance relating to potential claims arising from our clinical trials. We intend to expand our insurance coverage if and when we begin marketing commercial products. We may, however, be unable to obtain additional product liability insurance on commercially acceptable terms. In addition, we may be unable to maintain our existing insurance and/or any additional insurance we may obtain in the future at a reasonable cost or in sufficient amounts to protect against potential losses. A successful product liability claim or series of claims brought against us could have an adverse effect on our business.

RISKS OF HAZARDOUS MATERIALS

     We use hazardous materials, chemicals, viruses and various radioactive compounds in our drug development programs. Although we believe that our handling and disposing of these materials comply with state and federal regulations, the risk of accidental contamination or injury still exists. In the event of such an accident, we could be held liable for any damages or fines that result and any such liability could exceed our resources.

CONCENTRATION OF STOCK OWNERSHIP; CONTROL BY MANAGEMENT AND EXISTING
STOCKHOLDERS

     As of October 15, 1998, our directors, executive officers and their respective affiliates owned approximately 33.6% of our outstanding common stock. As a result, these stockholders are able to significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control of Triangle that may be favored by other stockholders.

OUR STOCK PRICE

     The market price of our common stock is likely to be volatile and could fluctuate widely in response to many factors, including:

     -    announcements of the results of clinical trials,
     -    developments with respect to patents or proprietary rights,
     -    announcements of technological innovations,
     - announcements of new products or new contracts by us or our competitors,
     - actual or anticipated variations in our operating results due to the level of development expenses and other factors,
     -    changes in financial estimates by securities analysts,
     -    conditions and trends in the pharmaceutical and other industries,
     -    new accounting standards, and
     -    general market conditions and other factors.

     As a result, it is possible that our operating results will be below the expectations of market analysts and investors, which could reduce the market price of our common stock.

     If our stockholders sell a substantial number of shares of our common stock in the public market, the market price of our common stock could be reduced. As of October 15, 1998, there were 24,071,255 shares of common stock outstanding, of which a majority were immediately eligible for resale in the public market without restriction. In addition, holders of approximately 8,100,000 shares of common stock (including shares issuable upon the exercise of outstanding warrants) have rights to cause us to register these shares for sale to the public, and we filed a registration statement to register the sale of 2,789,500 of these shares. Any such sales may make it more difficult for us to raise needed capital through an offering of our equity or convertible debt securities and may adversely affect the prevailing market price of our common stock.

     The stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many companies in our industry. Often, these fluctuations have been unrelated or disproportionate to the operating performance of such companies. These market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, may reduce the market price of our common stock. In the past, following periods of volatility in the market price of the securities of companies in our industry, securities class action litigation has often been instituted against those companies. If we face such litigation in the future, it would result in substantial costs and a diversion of management attention and resources, which would negatively impact our business. Any of the risks described in these "Risks Factors," if they occur, could have a dramatic and adverse impact on the market price of our common stock.

CHARTER, BYLAWS AND DELAWARE LAW MAY HAVE ANTITAKEOVER EFFECTS

     Our charter authorizes our Board to issue shares of undesignated preferred stock without stockholder approval on terms as the Board may determine. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to our other stockholders or otherwise adversely affect the rights and powers, including voting rights, of our other stockholders. Moreover, the issuance of preferred stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, voting control of Triangle.

     Our bylaws divide the Board into three classes of directors with each class serving a three year term. These and other provisions of our charter and our bylaws, as well as certain provisions of Delaware law, could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving Triangle, even if the events could be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay for our common stock.

NO DIVIDENDS

     We have never declared or paid any cash dividends on our common stock, and we currently do not intend to pay any cash dividends in the foreseeable future. We intend to retain our earnings, if any, for the operation of our business.

                               USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                            SELLING STOCKHOLDERS

          We are registering all 4,800,000 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders in a private placement transaction. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (collectively, the "Selling Stockholders") to resell the shares when they deem appropriate.

          The following table sets forth the name of each of the Selling Stockholders, the number of shares owned by each of the Selling Stockholders, the number of shares that may be offered under this prospectus, and the number of shares of our common stock owned by each of the Selling
Stockholders after this offering is completed. Except as set forth in the table below, none of the Selling Stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares or other securities of Triangle. The number of shares in the column "Number of Shares Being Offered" represent all of the shares that each Selling Stockholder may offer under this prospectus. We do not know how long the Selling Stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the Selling Stockholders regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholders named below.



                                                                 SHARES                                      SHARES
                                                           BENEFICIALLY OWNED                         BENEFICIALLY OWNED
                                                            PRIOR TO OFFERING         NUMBER OF        AFTER OFFERING (4)
                                                       ---------------------------  SHARES BEING    ------------------------
         NAME OF SELLING STOCKHOLDER                    NUMBER (1)     PERCENT (2)   OFFERED (3)    NUMBER (1)   PERCENT (2)
         ---------------------------                   -----------     -----------  ------------    ----------   -----------
Argonaut Investment Fund Ltd.....................           7,000           *              7,000        0              *
Argonaut Partnership L.P.........................          30,000           *             30,000        0              *
Aries Domestic Fund, L.P.........................          56,100           *             56,000       100             *
Aries Master Fund................................         144,100           *            144,000       100             *
Betlach Family Limited Partnership...............          50,000           *             50,000        0              *
Bridge & Co., as nominee for T. Rowe Price New
Horizons Fund, Inc...............................       1,550,000          5.4%        1,000,000     550,000          1.9%
Brown University Endowment Fund .................          35,000           *             35,000        0              *
Caduceus Capital L.P.............................          51,000           *             51,000        0              *
Caduceus Capital II L.P.  .......................           9,000           *              9,000        0              *
Caduceus Capital Ltd.............................          65,000           *             65,000        0              *
Closefire Ltd....................................          10,000           *             10,000        0              *
Coditec International Ltd. A.....................           4,000           *              4,000        0              *
DVG Deutsche Vermogensbildungsgesellschaft mbH...         200,000           *            100,000     100,000           *
Dompe farmaceutici s.p.a.........................          80,000           *             80,000        0              *
EAG Enterprises Ltd..............................          25,000           *             25,000        0              *
Eaton Vance Worldwide Health Sciences Portfolio..         200,000           *            200,000        0              *
Fund for Employee Benefit Trusts RCB Trust Emerging
Advisors Fund....................................         112,200           *            112,200        0              *
Fund for Grantor Trusts RCB Trust Emerging Advisors
Fund.............................................          54,400           *             54,400        0              *
Galleon Healthcare Partners L.P..................          16,000           *             16,000        0              *
Galleon Healthcare Overseas Fund, Ltd............          10,000           *             10,000        0              *
Galleon International Fund, Ltd..................          12,000           *             12,000        0              *
Galleon Partners, L.P............................           4,000           *              4,000        0              *
Galleon Partners II, L.P.........................           7,000           *              7,000        0              *
Galleon Partners Omni Fund, Ltd..................           1,000           *              1,000        0              *
Gerstenhaber  Investments, L.P. .................           8,000           *              8,000        0              *
David Gerstenhaber ..............................           5,000           *              5,000        0              *
H&Q Healthcare Investors ........................         180,000           *            180,000        0              *
H&Q Life Sciences Investors......................         120,000           *            120,000        0              *
Hardy Family Ltd. Partnership....................          50,000           *             50,000        0              *
Invesco Funds Group, Inc. (5)....................         700,000          2.4%          700,000        0              *
Michael T. Jackson Trust, New Technologies Fund..          50,000           *             50,000        0              *
KCM Biomedical, L.P. ............................          47,500           *             47,500        0              *
The Kaufmann Fund, Inc...........................       1,000,000          3.5%        1,000,000        0              *
Charles D. Kleinow...............................           7,000           *              7,000        0              *
Marinecrew & Co. ................................          42,600           *             42,600        0              *
Merlin BioMed International, Ltd.................           5,000           *              2,000      3,000            *
Merlin BioMed L.P................................          24,000           *             18,000      6,000            *
H.R.H. Niloufar Pahlavi..........................           4,000           *              4,000        0              *
RCB Trust-Oregon-Shaker Investments..............          40,800           *             40,800        0              *
The Seedling Fund, L.P. .........................          17,500           *             17,500        0              *
Shaker Heights Investment Fund Limited...........           6,000           *              6,000        0              *
Shaker Investments, L.P..........................          19,000           *             19,000        0              *
Vector Later-Stage Equity Fund II, L.P.(6).......         100,000           *            100,000        0              *
Vector Later-Stage Equity Fund II(QP), L.P.(6)...         300,000          1.0%          300,000        0              *
                                                       -----------                  ------------    ----------
     TOTAL                                              5,459,200                       4,800,000    659,200


--------------------------
* Represents beneficial ownership of less than 1%.
(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares listed in the table, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days.
(2) Percentage ownership is based on 28,871,255 shares of common stock of Triangle outstanding on December __, 1998. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(3) This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Triangle's outstanding shares of common stock.
(4) Assumes the sale of all shares offered hereby and no other purchases or sales of the Company's common stock.
(5) Invesco Funds Group, Inc. is the investment advisor to The Invesco Global Health Sciences Fund and The Invesco Small Company Growth Fund.
(6)  Vector Later-Stage Equity Fund II, L.P. and Vector Later-State Equity
     Fund II(QP), L.P. (the "Vector Funds") are private limited partnerships which specialize in investments in healthcare and life sciences equity and equity-related securities. The general partner of the Vector Funds is Vector Fund Management II, L.L.C., which is not owned by Vector Securities International, Inc. The Vector Funds are not broker-dealers and invest in securities for their limited partners for long-term investment. Vector Securities International, Inc. acted as placement agent for the shares we issued in connection with the private placement transaction. Vector Securities International, Inc. also acted as an underwriter in connection with our public offering of shares of common stock in April 1998.

                                 PLAN OF DISTRIBUTION

     The Selling Stockholders may sell the shares from time to time. The Selling Stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     - a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,
     - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,
     - an exchange distribution in accordance with the rules of such exchange,
     - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and
     -    in privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

     - the name of each such Selling Stockholder and of the participating broker-dealer(s),
     -    the number of shares involved,
     -    the price at which such shares were sold,
     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,
     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and
     -    other facts material to the transaction.

     In addition, upon being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

     In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

     The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Stockholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The Selling Stockholders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                                    LEGAL MATTERS

     For purposes of this offering, Brobeck, Phleger & Harrison LLP, San Diego, California, is giving its opinion as to the validity of the shares. Members of such firm own a total of 15,333 shares of Triangle's common stock.

                                       EXPERTS

     The financial statements incorporated herein by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

     The financial statements incorporated herein by reference of Avid Corporation and its subsidiaries included on pages 5 through 20 of the Company's Amendment No. 1 to Current Report on Form 8-K/A filed on November 12, 1997, have been so incorporated in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given upon their authority as experts in auditing and accounting. The report of KPMG Peat Marwick LLP covering the December 31, 1996 financial statements of Avid Corporation and subsidiaries contains an explanatory paragraph that states that Avid Corporation has suffered recurring losses from operations and will require additional capital to fund future operations, which raises substantial doubt about such entity's ability to continue as a going concern. The consolidated financial statements of Avid Corporation and subsidiaries do not include any adjustments which might result from the outcome of that uncertainty.

     We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                                  TABLE OF CONTENTS

                                                                           Page
                                                                           ----
WHERE YOU CAN FIND MORE
INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

INFORMATION INCORPORATED BY
REFERENCE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

SUMMARY OF TRIANGLE'S BUSINESS . . . . . . . . . . . . . . . . . . . . . . . 3

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .15

SELLING STOCKHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . . .15

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . .16

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .18

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .18



Prospectus                                                   December 16, 1998









                                   4,800,000 Shares





                                        [LOGO]

                               TRIANGLE PHARMACEUTICALS

                                     COMMON STOCK

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates, except for the registration fee.

          Registration Fee . . . . . . . . . . . . . . . . .  $   15,179
          Printing and engraving expenses. . . . . . . . . .      10,000
          Legal fees and expenses. . . . . . . . . . . . . .      30,000
          Accounting fees and expenses . . . . . . . . . . .      30,000
          Transfer Agent and Registrar Fees. . . . . . . . .       5,000
          Miscellaneous Expenses . . . . . . . . . . . . . .       9,821
                                                              ----------
               TOTAL . . . . . . . . . . . . . . . . . . . .  $  100,000
                                                              ----------
                                                              ----------

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors of the Company under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

     Article VII, Section (i) of the Restated Bylaws of the Company provides that the Company shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by the relevant section of the Delaware General Corporation Law.

     As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article 5, Section (a) of the Company's Second Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.

     The Company has entered into indemnification agreements with its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Company copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

     The Registrant has an insurance policy covering the directors and officers of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS.

     EXHIBIT NO.    DESCRIPTION
     -----------    -----------


     5.1            Opinion of Brobeck, Phleger & Harrison LLP

     23.1           Consent of PricewaterhouseCoopers LLP, Independent
                    Accountants

     23.2           Consent of KPMG Peat Marwick LLP, Independent Accountants

     23.3 Consent of Brobeck, Phleger & Harrison LLP. Reference is made to Exhibit 5.1

     24.1           Power of Attorney.  Reference is made to page II-4.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the state of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by
Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, Delaware Corporation law, the Underwriting Agreement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durham, State of North Carolina, on the 16th day of December 1998.

                                   TRIANGLE PHARMACEUTICALS, INC.


                                   By:  /s/ David W. Barry
                                        ----------------------------------------
                                        David W. Barry
                                        Chairman and Chief Executive Officer

                                  POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, David
W. Barry and James A. Klein, Jr., and each of them acting individually, as his attorney-in-fact, each with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                   Signature                              Title
                   ---------                              -----
/s/ David W. Barry                         Chairman of the Board and Chief Executive
------------------------------------       Officer (Principal Executive Officer)     December 16, 1998
David W. Barry

/s/ James A. Klein, Jr.                Chief Financial Officer and Treasurer
------------------------------------   (Principal Financial and Accounting Officer)  December 16, 1998
James A. Klein, Jr.

/s/ M. Nixon Ellis                                    Director, President and        December 16, 1998
------------------------------------                  Chief Operating Officer
M. Nixon Ellis

/s/ Anthony B. Evnin                                          Director               December 16, 1998
------------------------------------
Anthony B. Evnin

/s/ Standish M. Fleming                                       Director               December 16, 1998
------------------------------------
Standish M. Fleming

/s/ Dennis B. Gillings                                        Director               December 16, 1998
------------------------------------
Dennis B. Gillings

/s/ Henry G. Grabowski                                        Director               December 16, 1998
------------------------------------
Henry G. Grabowski

/s/ George McFadden                                           Director               December 16, 1998
------------------------------------
George McFadden


                                    EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION
-----------         -----------
5.1                 Opinion of Brobeck, Phleger & Harrison LLP

23.1                Consent of PricewaterhouseCoopers LLP, Independent
                    Accountants

23.2                Consent of KPMG Peat Marwick LLP, Independent Accountants

23.3 Consent of Brobeck, Phleger & Harrison LLP. Reference is made to Exhibit 5.1

24.1                Power of Attorney.  Reference is made to page II-4.
